EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Dawn Summers as a new member to the board of directors of Equinor ASA

Further, the nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and Anne Drinkwater as deputy chair of the board, in addition to re-election of Finn Bjørn Ruyter, Haakon Bruun-Hanssen, Mikael Karlsson, Fernanda Lopes Larsen and Tone Hegland Bachke as members of the board of directors. Current member, Jonathan Lewis will resign from the board of directors as of 30 June 2025. It is recommended that Dawn Summers’ election takes effect from 1 September 2025.

Dawn Summers served as Interim Chief Operating Officer at Harbour Energy from 2024 - 2025. In this position, she was responsible for ensuring business continuity and smooth operations integration following Harbour Energy’s acquisition of Wintershall Dea, where she was as Chief Operating Officer and board member from 2020-2024. In this role, she was responsible for safe business delivery and also led efforts to develop early-stage carbon capture and storage (CCS) and hydrogen projects. Before this, Summers held COO roles at Beach Energy from 2018-2020 and Origin Energy from 2016-2018. She was executive Head of HSE, Operations & Developments with General Energy from 2013-2015 and has held several positions with BP plc from 1995-2013.

Summers is active in European energy policy. As former Chair of the European Board of the International Association of Oil & Gas Producers (IOGP), she led strategic engagement with EU institutions on energy transition policy and energy security. She also served as President of GasNaturally, promoting secure approaches to climate resilience across the gas value chain.

Summers is a strong advocate for diversity and inclusion in the energy sector and committed to mentoring the next generation of women leaders in STEM fields.

Summers has a Bachelor of Engineering (with Honours) in Chemical Engineering from Edinburgh University and Executive Operations Leadership from MIT Sloan School of Management in Massachusetts, USA.

The election to the board of directors of Equinor ASA takes place in the company's corporate assembly meeting Monday 2 June 2025. It is proposed that the election takes effect from 1 July 2025, with the exception of Dawn Summers who is proposed elected with effect from 1 September 2025, all with effect until the ordinary election of members to the board of directors in June 2026.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act